               SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549

                          SCHEDULE 13D
                         (Rule 13d-101)

            Under the Securities Exchange Act of 1934
                    (Amendment No.    )<F1>

                      Pennwood Bancorp, Inc.
                        (Name of Issuer)

                Common Stock, having $.01 par value
                 (Title of Class of Securities)

                            708904107
                         (CUSIP Number)

                         Jerome H. Davis
                  c/o David M. Perlmutter, Esq.
           200 Park Ave., Suite 4515, New York, NY 10166
                          (212) 986-4900
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                        October 21, 1997
     (Date of Event Which Requires Filing of this Statement)

     If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-1
(b)(3) or (4), check the following box / /.

          Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                      (Continued on following pages)
_________________________
<F1>
     1 The remainder of this cover page shall be filled out for a reporting person's initial filing of this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       Page 1 of 9 Pages

CUSIP No. 708904107
_________________________________________________________________
1.   Name of Reporting Person                Jerome H. Davis
_________________________________________________________________
     S.S. or I.R.S. Identification                ###-##-####
     No. of Above Person
_________________________________________________________________
2.   Check the Appropriate Box               (a)______
     if a Member of a Group                  (b)___X__
     (See Instructions)
_________________________________________________________________
3.   SEC Use Only
_________________________________________________________________
4.   Source of Funds (See Instructions)
                                                     PF
_________________________________________________________________
5.   Check Box if Disclosure of Legal
     Proceedings is Required                      / /
     Pursuant to Items 2(d) or 2(e)
_________________________________________________________________
6.   Citizenship or Place of
     Organization                                United States
_________________________________________________________________
Number of      7.  Sole Voting Power                  9,100
Shares         8.  Shared Voting
Beneficially       Power                             45,500*<F2>
Owned by       9.  Sole Dispositive
Each Report-       Power                              9,100
ing Person     10. Shared Dispositive
with               Power                             45,500*<F2>
_________________________________________________________________
11.  Aggregate Amount Beneficially
     Owned by Each Reporting Person                  54,600*<F2>
_________________________________________________________________
12.  Check Box if the Aggregate Amount
     in Row (11) Excludes Certain                / /
     Shares (See Instructions)
_________________________________________________________________
13.  Percent of Class Represented
     by amount in Row (11)                            9.58%
_________________________________________________________________
14.  Type of Reporting Person                           IN
     (See Instructions)
_________________________________________________________________
<F2>
*    See Items 5(a) and 5(b) of this Statement.






                       Page 2 of 9 Pages

CUSIP No. 708904107
_________________________________________________________________
1.   Name of Reporting Person                Susan B. Davis
_________________________________________________________________
     S.S. or I.R.S. Identification                ###-##-####
     No. of Above Person
_________________________________________________________________
2.   Check the Appropriate Box               (a)______
     if a Member of a Group                  (b)___X__
     (See Instructions)
_________________________________________________________________
3.   SEC Use Only
_________________________________________________________________
4.   Source of Funds (See Instructions)
                                                     PF
_________________________________________________________________
5.   Check Box if Disclosure of Legal
     Proceedings is Required                      / /
     Pursuant to Items 2(d) or 2(e)
_________________________________________________________________
6.   Citizenship or Place of
     Organization                                United States
_________________________________________________________________
Number of      7.  Sole Voting Power                  -0-
Shares         8.  Shared Voting
Beneficially       Power                             54,600*<F3>
Owned by       9.  Sole Dispositive
Each Report-       Power                              -0-
ing Person     10. Shared Dispositive
with               Power                             54,600*<F3>
________________________________________________________________
11.  Aggregate Amount Beneficially
     Owned by Each Reporting Person                  54,600*<F3>
_________________________________________________________________
12.  Check Box if the Aggregate Amount
     in Row (11) Excludes Certain                / /
     Shares (See Instructions)
_________________________________________________________________
13.  Percent of Class Represented
     by amount in Row (11)                            9.58%
_________________________________________________________________
14.  Type of Reporting Person                           IN
     (See Instructions)
_________________________________________________________________
<F3>
* See Items 5(a) and 5(b) of this Statement. For purposes of this Statement Susan B. Davis may be deemed, pursuant to Rules 13d-3(a)(1) and 13d-3(a)(2) under the Securities Exchange Act of 1934, as amended, to be the beneficial owner of 9,100 shares of the Company's Common Stock, par value $.01 per share, held in the name of her husband, Jerome H. Davis.

                       Page 3 of 9 Pages

          This Statement on Schedule 13D (this "Statement") amends and replaces the information disclosed in Mr. Davis' Statement on Form F-11 (the "F-11 Statement") with respect to the Common Stock, par value $.01 per share of Pennwood Savings Bank ("Pennwood Savings"), as filed with the Federal Deposit Insurance Corporation.

This Statement is being filed with the Securities and Exchange Commission as a result of Pennwood Saving's conversion from a Pennsylvania state savings bank to a bank holding company on or around January 27, 1997. In connection with its conversion to a bank holding company, Pennwood Savings changed its name to Pennwood Bancorp, Inc.

Item 1.   SECURITY AND ISSUER.

          The class of equity securities to which this Statement relates is the Common Stock, par value $.01 per share ("Common Stock") of Pennwood Bancorp, Inc., a Pennsylvania corporation, ("Pennwood") with its principal executive offices located at 683 Lincoln Avenue, Bellevue, Pennsylvania 15202.

Item 2.  IDENTITY AND BACKGROUND.

          (a) This Statement is jointly filed by Susan B. Davis and Jerome H. Davis, wife and husband.

          (b)  Residence:  11 Baldwin Farms North, Greenwich,
Connecticut 06831.

          (c) Mrs. Davis is an investor in antiques operating out of her home. Mr. Davis is a self-employed investment analyst and works out of his home.

          (d) During the last five years, neither Mr. Davis nor Mrs. Davis have been convicted in a criminal proceeding
(excluding traffic or similar misdemeanors).

          (e) During the last five years, neither Mr. Davis nor Mrs. Davis has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

          (f) Mr. Davis and Mrs. Davis are each citizens of the United States.

Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          As reported on the F-11 Statement, Mr. and Mrs. Davis purchased an aggregate of 60,300 shares of Common Stock
                       Page 4 of 9 Pages
beneficially owned by them from Pennwood Savings. Of such shares, 9,100 were registered in the name of Jerome Davis and 51,200 were registered in the name of Mr. and Mrs. Davis. Mr. Davis paid an aggregate of $121,607.50 for the Common Stock owned by him, and Mr. and Mrs. Davis paid an aggregate of $530,711.25 for the Common Stock owned by them. All shares were purchased in over-the-counter transactions through standard brokerage accounts maintained by Mr. and Mrs. Davis. All shares were purchased with personal funds of Mr. and Mrs. Davis.

Item 4.   PURPOSE OF TRANSACTION.

          Mr. and Mrs. Davis have acquired the shares of Common Stock for investment and without any purpose of changing or influencing the control of Pennwood. Consistent with this purpose, Mr. Davis routinely monitors the performance of companies in which he and Mrs. Davis invest through the review of their periodic financial statements and reports, and intends to do so with regard to Pennwood. In connection therewith, Mr. Davis sometimes engages in oral and written communications with the officers of a company to discuss his views on its performance.
Such communications may include suggestions regarding ways to enhance company performance and increase shareholder value. To the extent he deems appropriate, Mr. Davis may engage in such communications with the officers and directors of Pennwood.

          The disposition of Common Stock, as set forth on Schedule A hereto, reflects investment decisions consistent with the purpose for which the shares were acquired. Mr. and Mrs. Davis may make further dispositions of any or all of the shares of Common Stock held by them at any time. Mr. and Mrs. Davis may, at any time and from time to time, review or reconsider their position with respect to Pennwood, and formulate plans or proposals with respect to any of such matters, but have no present intention to do so.

          Other than as described above, Mr. and Mrs. Davis do not have any plan or proposal which relates to or would result in any of the actions enumerated in Item 4 of Schedule 13D, except that Mr. and Mrs. Davis may dispose of some or all of the Common Stock or may acquire additional shares of Common Stock, from time to time, depending upon price and market conditions, evaluation of alternative investments, and other factors.

Item 5.   INTEREST IN SECURITIES OF THE ISSUER.

          (a) The aggregate number of shares of Common Stock beneficially owned by Mr. and Mrs. Davis for the purpose of this Statement is 54,600 shares, representing 9.58% percent of the outstanding shares of Common Stock, based on 569,622 shares of



                       Page 5 of 9 Pages

Common Stock disclosed by Pennwood as outstanding on October 21, 1997. Of such shares, 9,100 (1.58%) are held in the name of Mr.
Davis, and 45,500 (7.99%) are held in the name of Mr. and Mrs.
Davis.

          (b)  (i)  Subject to the matters referred to in paragraph
(a) hereof, Mr. Davis has sole power to vote or direct the vote and sole power to dispose or direct the disposition of the 9,100 shares of Common Stock owned by him, and shared power to vote or direct the vote and shared power to dispose or direct the disposition of the 45,500 shares of Common Stock jointly owned by him and Mrs. Davis.

               (ii) Subject to the matter referred to in paragraphs
(a) and (b)(i) hereof, Mrs. Davis has shared power to vote or direct the vote and shared power to dispose or direct the disposition of the 45,500 shares of Common Stock jointly owned by her and Mr. Davis, and may be deemed to have shared power to vote or direct the vote and shared power to dispose or direct the disposition of the 9,100 shares of Common Stock owned by Mr. Davis.

          (c) In addition to the disclosure in Item 5(c) of the F-11 Statement, Mr. Davis directed the sale of an aggregate of 5,700 shares of Common Stock beneficially owned by him and Mrs. Davis through a standard brokerage account maintained by them and received aggregate consideration of $106,533. A description of all transactions in the shares of Common Stock which have been effected by Mr. and/or Mrs. Davis since the filing of their last amendment to the F-11 Statement in January, 1997 is set forth in Schedule A attached hereto and is incorporated herein by reference.

          (d) and (e) - Not applicable.

Item 6.   CONTRACTS, ARRANGEMENTS, UNDERTAKINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.

          There are no relevant contracts, arrangements, undertakings or relationships between Mr. and/or Mrs. Davis (except that Mr. Davis and Mrs. Davis are husband and wife and Mr. Davis generally directs Mrs. Davis' investment decisions with respect to any of the securities) and/or with any other person with respect to any securities of Pennwood.

Item 7.   MATERIALS TO BE FILED AS EXHIBITS.

          1.  Joint Filing Agreement between Jerome H. Davis and
Susan B. Davis.





                      Page 6 of 9 Pages

Signature.

          After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

                    10/22/97        Jerome H. Davis
                     Date           (Signature)

                    10/22/97        Susan B. Davis
                     Date           (Signature)








































                       Page 7 of 9 Pages

                        Schedule A
      Information with Respect to Transactions in the
           Common Stock of Pennwood Bancorp, Inc.
           By Jerome H. Davis and Susan B. Davis
Date of       No. of Shrs    Price Per Shr      Where    How
Transa-       Purchased      (excl. commis-     Trans-   Trans-
tion          (Sold)         sions)             acted    acted

Jerome H. and
Susan B. Davis:

1. 10/21/97   (5,700)        $18.69             OTC      *<F4>



























_________________________________

<F4>
* Transaction effected in the over-the-counter market ("OTC") through a standard brokerage account maintained by Mr. and/or Davis.

                        Page 8 of 9 Pages